Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	October 10, 2013

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	360 Funds (the “Trust”) (File Nos. 811-21726 and 333-123290) on behalf of the WP Large Cap Income Plus Fund (the “Fund”), the proposed new series of the Trust

Dear Ladies and Gentlemen:

At the request of Mr. John Grzeskiewicz of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter contains the Trust’s response to oral comments received from Mr. Grzeskiewicz on August 26, 2013 in connection with the review of Post-Effective Amendment No. 18 under the Securities Act of 1933, as amended, and Amendment No. 20 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”), to the Trust’s Registration Statement on Form N-1A, filed electronically on July 15, 2013.  Set forth below is a summary of the comments received from Mr. Grzeskiewicz and the Trust’s responses thereto.

Summary and Statutory Prospectuses (together, the “Prospectus”) – Part A

1.	Comment: Please include a cover letter with future filings made to the Commission.

Response:  The Trust will include a cover letter with future filings.

2.
Comment:  Please confirm that the Acquired Fund Fees and Expenses line item in the Fee Table should read 0.00%. If the figure is an estimate, please expand use of footnote one in the Fee Table to include this line item.

Response:  The Trust has confirmed the disclosure as presented; the Adviser does not expect the weighted average of acquired fund fees and expenses to exceed one basis point. This figure is an estimate, and as such, the footnote has been expanded as you have requested.

3.
Comment:  Please clarify within the Fund’s principal investment strategy that the Fund will invest 80% of its total assets in large cap domestic equity securities and exchange traded funds that primarily invest in large cap domestic equity securities.

U.S. Securities and Exchange Commission
October 10, 2013

Response:  The Trust has revised the disclosure as you have requested on pages 2 and 4 of the Prospectus.

4.	Comment: Please remove the word “overlay” from the discussion of an options strategy within the Fund’s principal investment strategy.

Response:  The Trust has revised the disclosure as you have requested on pages 2 and 4 of the Prospectus.

5.	Comment: Expand the discussion of how the Fund will seek to provide income.

Response:  The Trust has revised the disclosure as you have requested on pages 2 and 4 of the Prospectus.

6.	Comment: Please change the word “may” to “will” in the discussion of Large Company Risk.

Response:  The Trust has revised the disclosure as you have requested on pages 2 and 6 of the Prospectus.

7.	Comment: Please augment the disclosure regarding investment in other investment companies to include added discussion of investment in money market mutual funds for cash purposes.

Response:  The Trust has revised the disclosure as you have requested on pages 2 and 7 of the Prospectus.

8.	Comment: Please confirm that the Fund does not intend to use derivatives other than options. If other derivatives are to be used, please augment the disclosures accordingly.

Response:  The Trust has confirmed that the Fund will not use any derivatives other than options.

9.	Comment: Please confirm the dollar amount of the minimum initial investment and the minimum subsequent investment for Institutional Shares.

Response:  The Trust has confirmed the disclosure as presented.

10.	Comment: Please change the number of days’ notice provided to shareholders for a change of investment objective from 30 days to 60 days to conform to Rule 35d-1.

Response:  The Trust has revised the disclosure as you have requested on page 4 of the Prospectus.

U.S. Securities and Exchange Commission
October 10, 2013

11.	Comment: Please modify the portfolio turnover disclosure to describe the impact of the Fund’s option strategy on turnover.

Response:  The Trust has revised the disclosure as you have requested on page 5 of the Prospectus.

12.	Comment: Please confirm that the Board of Trustees has taken appropriate action to permit redemptions-in-kind as described within the prospectus.

Response:  The Trust, to date, has not had a shareholder request a redemption-in-kind; however, the Board will take such action as necessary at the September 24, 2013 regularly scheduled board meeting to permit such redemptions if they are requested in the future.

Statement of Additional Information (“SAI”) – Part B

1.	Comment: Please note that all material disclosures should be disclosed and discussed within the Prospectus.

Response:  The Trust acknowledges the Staff’s comment.

2.	Comment: Please add disclosure regarding investment in illiquid securities within the non-fundamental limitations for the Fund.

Response:  The Trust has revised the disclosure as you have requested on page 19 of the SAI.

3.	Comment: Please add the title of Independent Chairman to the position(s) held with the Trust by Mr. Art Falk.

Response:  The Trust has revised the disclosure as you have requested on page 22 of the SAI.

4.	Comment: Please confirm that the Adviser is not affiliated with any other service provider to the Fund.

Response:  The Trust has confirmed that the Adviser is not affiliated with any other service provider to the Fund and has revised the disclosure as you have requested on pages 27 and 28 of the SAI.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

U.S. Securities and Exchange Commission
October 10, 2013

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of 360 Funds

cc:	Mr. John Grzeskiewicz
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mr. Randall Linscott
360 Funds
4520 Main Street
Suite 1425
Kansas City, MO 64111